EXHIBIT 18.1

LETTER RE:  CHANGE IN ACCOUNTING PRINCIPLE


Re:      Central and South West Corporation (CSW)
         Form 10-Q Report for the quarter ended March 31, 1997

Ladies and Gentlemen:

         This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

         As stated in Note 1 in the Notes to Financial Statements of this Form 10-Q, effective January 1, 1997, Central Power and Light Company (CPL), a CSW subsidiary, began utilizing the Last-In First-Out (LIFO) method for valuation of its coal inventory. Prior to January 1, 1997, CPL utilized the weighted average costs method. The change was made to be consistent with the fossil fuel inventory valuation method used by CSW's other Texas utility subsidiary, West Texas Utilities Company (WTU). In addition, effective January 1, 1997, WTU began utilizing the LIFO method of inventory valuation for all of its fossil fuel inventory. Prior to January 1, 1997, WTU utilized a LIFO method for coal and a weighted average costs method for fossil fuel inventories other than coal. The change was made to be consistent with its coal inventory valuation method. Neither of these changes in accounting had an effect of the results of operations due to the regulatory treatment of such costs.

         A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

         We are of the opinion that the Corporation's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with management, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management. We have not made an audit in accordance with generally accepted auditing standards of the financial statements of the three month period ended March 31, 1997 or 1996 and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.


                                Very truly yours,



                               ARTHUR ANDERSEN LLP